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As filed with the Securities and Exchange Commission on October 24, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

FIRE TRANSACTION SUB, INC.
JAGUAR TECHNOLOGY HOLDINGS, LLC
(Name of Filing Persons (Offerors))

Common Stock par value $0.10 per share
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Douglas B. Croxall
President
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (760) 674-1074
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copy to:

Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, California 90013-1024
Telephone: (213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$11,594,422	$938***

*
Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,669,121 shares of common stock of FirePond, Inc. at the tender offer price of $3.16 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the value of the transaction.

***
Filing fee was previously paid. See below.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $938	Filing parties: Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC
Form or Registration No.: Schedule TO-T	Date filed: October 23, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on October 23, 2003 by Jaguar Technology Holdings, LLC, a Delaware limited liability company ("Parent"), and Fire Transaction Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the third party offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of FirePond, Inc., a Delaware corporation (the "Company"), for $3.16 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

        On October 24, 2003, Parent issued a press release announcing the commencement of the Offer on October 23, 2003.

Items 1 through 9.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 of this Schedule TO.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Item 11 of this Schedule TO.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 23, 2003*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(5)(A)	Press Release issued by Parent on October 9, 2003 (incorporated by reference to the Schedule TO filing by Parent on October 9, 2003)
(a)(5)(B)	Summary Advertisement, as published in The New York Times on October 23, 2003*
(a)(5)(C)	Press Release issued by Parent on October 24, 2003
(b)	Financing commitment letter addressed to Jaguar Technology Holdings, LLC from TSD Investments, LLC, dated as of October 8, 2003*
(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(3)	Form of Tender and Voting Agreement, dated as of October 8, 2003, by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc. and certain stockholders of FirePond, Inc.*
(d)(4)	Confidentiality Agreement, dated September 2, 2003, between Acclaim Financial Group Venture III, LLC and FirePond, Inc.*
(g)	Not applicable

(h)	Not applicable

*
Previously filed.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003	FIRE TRANSACTION SUB, INC.

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	President

Dated: October 24, 2003	JAGUAR TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated October 23, 2003*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(5)(A)	Press Release issued by Parent on October 9, 2003 (incorporated by reference to the Schedule TO filing by Parent on October 9, 2003)
(a)(5)(B)	Summary Advertisement, as published in The New York Times on October 23, 2003*
(a)(5)(C)	Press Release issued by Parent on October 24, 2003
(b)	Financing commitment letter addressed to Jaguar Technology Holdings, LLC from TSD Investments, LLC, dated as of October 8, 2003*
(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(3)	Form of Tender and Voting Agreement, dated as of October 8, 2003, by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc. and certain stockholders of FirePond, Inc.*
(d)(4)	Confidentiality Agreement, dated September 2, 2003, between Acclaim Financial Group Venture III, LLC and FirePond, Inc.*
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

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  Items 1 through 9.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX